

OFFERING MEMORANDUM

facilitated by



Something Sweet Bake Shoppe

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Something Sweet Bake Shoppe
State of Organization	TX
Date of Formation	10/17/2023
Entity Type	Limited Liability Company
Street Address	6509 Electra Dr, Arlington TX, 76001
Website Address	www.something-sweet.co

(B) Directors and Officers of the Company

Key Person	Kynara Shavonne Davis-Willis
Position with the Company Title First Year	Owner 2023
Other business experience (last three years)	**Something Sweet Bake Shoppe, Owner** July 11, 2020 - Present (Company Restructure 10/17/2023) • Strategic business planning and financial management • Product creation/production and custom cake design • Quality control, process efficiency, inventory management and

	customer service
	GM Financial, Change Management Consultant
	May 2017 - Present
	• Applies Prosci's Framework to lead change management activities and drive adoption for large, complex Tier one Projects
	• Partners with stakeholders, sponsors, and project managers to influence the importance of change management
	• Develops change strategies and acts as a workstream lead throughout the lifecycle of each Tier one project
	• Provides recommendations for communication plans using the ADKAR MODEL to build awareness for the people side of change
	• Assesses change impact and change readiness, conducts impact analyses, and identifies successful adoption and usage
	• Leads change management training efforts to build capability for smaller-scale projects and change initiatives

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Kynara Shavonne Davis-Willis	100%

(D) The Company's Business and Business Plan

Our Story

Like many of us, owner Kynara Davis tapped into a childhood passion during the pandemic. On

July 7, 2020, Kynara Davis established Kynara's Kitchen as a home-based baker. Since then, business has evolved into operating in a commercial ghost kitchen as Something Sweet Bake Shoppe.

- Kynara learned her way around the kitchen at a very early age, and she gleaned from her mother, grandmother, and aunts, who are all gifted where food is concerned.
- Throughout the pandemic, Kynara's Kitchen continued to operate as home-based, and provided menu items that included custom cakes, wedding cakes, dessert-style cakes, cupcakes, and cookies.
- After over a year of being in business, Kynara's Kitchen decided to rebrand in October of 2021, as Something Sweet Bake Shoppe.
- The new name was created in honor of Kynara's grandmother - Lela Mae Davis, who's known for saying, "I wish I had something sweet," when she's in the mood for dessert. Even in her 90s, she still enjoys cakes, pies, or cookies after a good meal. The name is a reminder of Kynara's southern roots, and a continuation of the legacy Mrs. Lela Mae has created in the kitchen for her family.
- On October 1, 2022, Something Sweet Bake Shoppe entered a partnership with Cup o' Vibes coffee shop, located in Arlington, TX.
- Something Sweet Bake Shoppe purchased a commercial oven, 20 qt mixer, worktop freezer, and other supplies, in order to provide wholesale baked goods exclusively to Cup o' Vibes to resell on their menu.
- In addition to the wholesale agreement, Something Sweet Bake Shoppe agreed to a facility agreement to utilize the kitchen space outside of CoV business hours at $14/hour for 30 hours per month.
- The agreement also allowed clients the opportunity to order online at www.something-sweet.co and pick-up in store at CoV.
- Less than a year into the partnership, Something Sweet Bake Shoppe soon realized that the demand far outweighed the amount of orders that could physically be produced in the space.
- Today we are seeking funding through grants, investors, donations, and small business loans to open our first storefront by 2025.

The Team

Kynara Davis, Owner

Kynara Davis is an entrepreneur and strategic HR professional with over 8 years of experience. Her academic achievements include a Bachelor's degree in Business Administration & Management from the University of Texas at Arlington and a Master's degree in Professional Development & Leadership Studies from Dallas Baptist University. Kynara is also a Certified Prosci Change Management Practitioner and a Certified Change Management Trainer.

Beyond her career, Kynara is the proud owner of Something Sweet Bake Shoppe in Arlington, Texas. She specializes in custom celebration cakes and something sweet for any occasion. Her journey started as a home-based business and has evolved into operating from a commercial kitchen on an appointment-only basis. As the business continues to grow, Kynara envisions expanding Something Sweet Bake Shoppe into a brick and mortar storefront, and establishing a stronger presence in the American Dream City.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	January 26, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Commercial Space - Construction Phase 1	$73,750	$96,568
Architectural Fees & Services	$9,500	$10,000
Emergency Fund	$10,000	$9,062
Mainvest Compensation	$6,750	$8,370
TOTAL	$100,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 3.7%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.4 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.61%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 3.7% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	3.0%
$106,000	3.2%
$112,000	3.4%
$118,000	3.5%
$124,000	3.7%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.4x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Kynara Shavonne Davis-Willis	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through

regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Kynara Davis discovered her way around the kitchen at a very young age with her mother, grandmother, and aunts. Southern, homemade meals and desserts from scratch were the norm in her childhood home located in Malakoff, Texas. Like many of us, Kynara tapped into one of her childhood passions during the pandemic. On July 7, 2020, Kynara Davis established Kynara's Kitchen as a home-based baking business. Since then, business has evolved into operating in a commercial ghost kitchen as Something Sweet Bake Shoppe.

Throughout the pandemic, Kynara's Kitchen continued to operate as a home-based business, and provided menu items that included custom cakes, wedding cakes, dessert-style cakes, cupcakes, and cookies. After being in business for over a year, Kynara's Kitchen rebranded in October of 2021, as Something Sweet Bake Shoppe. The new name is in honor of her grandmother, Lela Mae Davis, who's known for saying, "I wish I had Something Sweet," when she's in the mood for dessert. Even in her 90s, she still enjoys cakes, pies, or cookies after a good meal. The name is dedicated to continuing the legacy Lela has created in the kitchen for her family.

Over the next year, the brand continued to grow, and on October 1, 2022, Something Sweet Bake Shoppe entered a partnership with Cup o' Vibes coffee shop, located at 800 E. Sublett Rd. Suite 170 Arlington, TX 76018. The process included obtaining a food manager certification, and a food wholesale license, to transition from operating in a home based environment to a commercial space. In addition, Something Sweet Bake Shoppe purchased a full size electric commercial oven, 20 qt mixer, worktop freezer, and other supplies to operate in the commercial kitchen space. Something Sweet Bake Shoppe currently provides blueberry muffins, banana nut muffins, cranberry almond muffins, and chocolate chip cookies to Cup o' Vibes at a wholesale rate. In addition to the wholesale agreement, Something Sweet Bake Shoppe has a monthly kitchen facility agreement to utilize the commercial kitchen space outside of CoV business hours at $14/hour for 30 hours per month.

As a solo entrepreneur, Kynara dedicates an average of 30 hours per month in production to operate Something Sweet Bake Shoppe as an online, by appointment only bake shoppe. Responsibilities include baking, cake decorating, responding to inquiries, scheduling consultations, purchasing inventory and supplies, completing order deliveries, attending trade shows, marketing and social media management, photography, videography, and the best part: "quality control".

Less than a year into the partnership with Cup o' Vibes, Something Sweet Bake Shoppe soon

realized that the demand far outweighed the amount of orders that could physically be produced in the available CoV kitchen space. In fact, Something Sweet Bake Shoppe reached a milestone of over $6,000 in monthly gross sales May 1st through May 31st, 2023, while only producing at 30 hours per month. With a storefront and support staff open 7 days a week for roughly 256 hours per month, there is a projection of over $41,000 in monthly sales and $497,000 in annual revenue.

Forecasted milestones

Something Sweet Bake Shoppe forecasts the following milestones:

- Collect $330,000 in funding by Q1 2024

- Secure a high traffic commercial space in North Arlington near the Entertainment District by March 2024

- Partner with VLK Architects for blueprints and architectural services

- Secure contractors and begin construction by April 2024

- Purchase commercial kitchen equipment by June 2024

- Execute Engagement Strategies - TBD

- Finalize construction buildout by October 2024

- Hire and train the dream team - TBD

- Grand Opening Celebration - TBD

- Achieve $497,000 in annual revenue

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$497,000	$531,790	$558,380	$586,298	$603,886
Cost of Goods Sold					
Gross Profit	$497,000	$531,790	$558,380	$586,298	$603,886
EXPENSES					
Rent	$60,000	$61,500	$63,037	$64,612	$66,227
Subscriptions	$9,000	$9,225	$9,455	$9,691	$9,933
Accountant, Freelancers, Contractors	$30,000	$30,750	$31,518	$32,305	$33,112
License and permits	$53,400	$54,735	$56,103	$57,505	$58,942
Transportation	$7,800	$7,995	$8,194	$8,398	$8,607
POS System	$5,040	$5,166	$5,295	$5,427	$5,562
Membership fees	$2,250	$2,306	$2,363	$2,422	$2,482
Payroll	$184,320	$188,928	$193,651	$198,492	$203,454
Inventory and Supplies	$36,000	$36,900	$37,822	$38,767	$39,736
Operating Profit	$109,190	$134,285	$150,942	$168,679	$175,831

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that

at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V